Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 7, 2012

VIA EDGAR TRANSMISSION

Mr. Richard Pfordte
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Muzinich Short Duration High Yield Corporate Debt Fund (S000036427)
Muzinich High Income Floating Rate Fund (S000036428)
Muzinich U.S. High Yield Corporate Bond Fund (S000036429)
Muzinich Credit Opportunities Fund (S000036430)

Dear Mr. Pfordte:

On behalf of the Muzinich Funds, the purpose of this letter is to describe changes to the disclosure proposed in the Trust’s Post-Effective Amendment (“PEA”) No. 434 to its registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N-1A on December 28, 2011 in connection with the four new series—the Muzinich Short Duration High Yield Corporate Debt Fund, the Muzinich High Income Floating Rate Fund, the Muzinich U.S. High Yield Corporate Bond Fund and the Muzinich Credit Opportunities Fund (each a “Fund,” collectively, the “Funds”).  We have consulted with the investment adviser to the Funds, Muzinich & Co., Inc. (the “Advisor”), in formulating this revised disclosure.  We propose to reflect this revised disclosure in a further post-effective amendment to be filed under Rule 485(b), together with the other disclosure changes made in response to Commission staff’s comments on PEA No. 434.

Specifically, the Advisor wants to revise the investment objectives for three of the four Funds as it believes the newer language further clarifies the existing goals of the respective Funds.  Because these changes are not being made in response to the Commission staff’s comments already received on PEA No. 434, we wanted to provide the staff with the opportunity to review this new disclosure prior to the Funds becoming effective on March 12, 2012.

Fund	Original Investment Objective (as filed in PEA No. 434)	Proposed New Investment Objective
Muzinich Short Duration High Yield Corporate Debt Fund
The Muzinich Short Duration High Yield Corporate Debt Fund seeks primarily to provide high income with minimal interest rate risk, while preserving capital.  Secondarily, the Fund seeks capital appreciation.

The Muzinich Short Duration High Yield Corporate Debt Fund seeks to provide a high level of income with an emphasis on price stability and principal protection.
Muzinich High Income Floating Rate Fund	The Muzinich High Income Floating Rate Fund seeks to achieve a high level of current income.	The Muzinich High Income Floating Rate Fund seeks to provide a high level of income with a focus on principal preservation and reduced exposure to changes in interest rates.
Muzinich U.S. High Yield Corporate Bond Fund
The Muzinich U.S. High Yield Corporate Bond Fund seeks primarily to provide high yield income with below-market volatility over full credit market cycles.  Secondarily, the Fund seeks capital appreciation.

The Muzinich U.S. High Yield Corporate Bond Fund seeks to provide a high level of income on a risk-adjusted basis over a full market cycle.
Muzinich Credit Opportunities Fund	The Muzinich Credit Opportunities Fund seeks primarily to provide high yield income and capital appreciation.	No change.

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We hereby acknowledge the following on behalf of the Trust:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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Please contact me with questions or comments on the proposed revised disclosure at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP